

MAIL STOP 3561

August 10, 2007

Mr. Andrew Lerner
Chief Executive Officer
Inter-Atlantic Financial, Inc.
400 Madison Avenue
555 Fifth Avenue
New York, NY 10017

     Re: **Inter-Atlantic Financial, Inc.**
                Amendment No 4 to Registration Statement on Form S-1
                File No. 333-140690
                Filed July 30, 2007

Dear Mr. Lerner:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 3 of our letter dated July 20, 2007, and your revised disclosure on pages 5 and 51. For clarification, please revise your disclosure that your officers and directors are not aware of any potential target businesses seeking a sale, change in control, etc. to clarify that this disclosure is not an exhaustive list, and is designed to cover other similar transactions which would accomplish a similar purpose for the target.

Management, page 65

2.   We note that you have added Mr. Weinhoff to your board of directors, and that he serves on the boards of two companies which appear to be in the insurance industry. As the insurance industry appears to be specifically targeted by your company, please revise the conflicts of interest section to address any potential conflicts Mr. Weinhoff might have and how they will be resolved. Also, clarify whether you will treat the entities with which Mr. Weinhoff is associated in the same manner as you treat Inter-Atlantic Group. For example, will you enter into a combination with an entity which World Assurance Company Holdings, Ltd. has investments in?

Exhibits

3.   Please note the continuing applicability of prior comment 10 from our July 20, 2007 letter, regarding the filing of executed agreements prior to requesting acceleration. In this regard, we continue to note the lack of a signed and dated legality opinion.

Exhibit 3.1

4.   Article Eleventh of your Certificate of Incorporation provides that your founders may amend any provision of your Certificate of Incorporation prior to the closing the initial public offering. Given the importance of these provisions to your overall deal structure, as well as your existing disclosure, please advise us why the company has added this language and confirm whether the company will utilize this to amend the Certificate in any way, prior to the closing of the IPO. We may have further comment.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Any questions regarding the accounting comments may be directed to Raquel Howard at (202) 551-3291. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

John Reynolds
Assistant Director

cc: William Haddad
Fax: (212) 335 4501